

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2022

Zhuangkun He
Chief Executive Officer
Ucommune International Ltd
Floor 8, Tower D
No. 2 Guang Hua Road
Chaoyang District, Beijing
People's Republic of China, 100026

> **Re: Ucommune International Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed January 27, 2022**
> **File No. 333-257664**

Dear Mr. He:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2021 letter.

Amendment No. 4 to Form F-1 filed January 27, 2022

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the

Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2.   Where you provide disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China, please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

3.   Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

4.   Where you discuss your ability to make loans or capital contributions, clarify whether there are any other methods in which cash is transferred through your organization, if any. State whether any other transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable.

Prospectus Summary, page 1

5.   Expand the chart on page 1 to identify the person or entity that owns the equity in each depicted entity. In this regard, we note in footnotes 1 and 3 that "Our shareholders and their affiliates hold 100% of..." Ucommune Venture Investment Co. and Beijing Weixue Tianxia Education Technology Co. Disclose the identities of the referenced shareholders. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership.

6.   We note your disclosure that the Cayman Islands holding company "controls" and receives the "economic benefits" of the VIE's business operations through contractual

agreements between the VIEs and your Wholly Foreign-Owned Enterprises ("WFOEs") and that those agreements allow you to exercise effective control over the consolidated VIEs. We also note your disclosure on the prospectus cover page that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose in the summary, if true, that the VIE agreements have not been tested in a court of law. We note your current disclosure on the prospectus cover page.

7. We note your response to comment 2. Please also indicate to what extent, if any, you are relying upon your opinion of PRC counsel to make such conclusions as to the lack of the need for approvals or permissions.

8. We re-issue comment 3. Where you discuss permissions or approvals that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors, describe the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that such permissions or approvals are not required or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

9. Revise the summary to include a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. In addition to the loans you describe, quantify any other cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Describe the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, to which you briefly make reference. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Risks Relating to Doing Business in China, page 14

10. We re-issue comment 6. Where you disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

11.　　We note the disclosure in response to comment 5, specifically that "Ucommune Venture has completed the filing procedure with Beijing Foreign Exchange Management Department...but has not yet made the registration with the NDRC." Expand the risk factor "PRC regulation of loans to and direct investment in PRC entities by offshore holding companies..." on page 64 to include the risks identified on pages 16-17 regarding your non-compliance with the NDRC registration.

Summary Condensed Combined and Consolidated Financial Statement Information, page 27

12.　　We note your response to comments 7 and 8. Please revise your schedules to disaggregate the Hong Kong subsidiaries and the WFOEs that are the primary beneficiary of the VIEs.

Risk Factors, page 35

13.　　Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations. We note your current disclosure on page 61.

　　Please contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services